Exhibit 10.6

34 Third Avenue • Burlington, MA 01803 • Phone: 781.221.0053 • Fax: 781.272.5290 • www.infraredx.com

January 14, 2011

Donald Southard

Dear Don:

It is my pleasure to offer you the position of President and Chief Executive Officer and member of the Board of Directors of InfraReDx, Inc. (the “Company” or “InfraReDx”) effective February 1, 2011. The InfraReDx team is very impressed with your background and accomplishments and we feel that you will be able to make significant contributions to the Company’s future. It will be a great personal pleasure for me to work with an executive of your experience and skill in building a successful medical device company. On behalf of InfraReDx, I set forth below the terms of your offer of employment:

Serving in the capacity of President and Chief Executive Officer, you will perform such duties as are normally associated with this position and such other duties as may from time to time be assigned to you by the Company. You will report to the Board of Directors of the Company.

1. Base Salary. Your bi-weekly salary will be $13,461.54 ($350,000 on an annualized basis)(the “Base Salary”). Your Base Salary may be adjusted from time to time in accordance with normal business practice and at the sole discretion of the Company. Please note that the annualized amount of your Base Salary as described above is set forth as a matter of convenience, and shall not constitute or be interpreted as an agreement by the Company to employ you for any specific period of time.

2. Relocation. The Company will provide you with reimbursement for relocation and moving expenses incurred by you in connection with the sale of your home in California and your relocation to the Boston, MA area (the “Relocation Reimbursement”), consisting of reimbursement for (a) reasonable moving expenses estimated to be approximately $20,000, (these funds include costs to transport your car by driving it from California to Boston), (b) reasonable interim living expenses for up to seven (7) days while traveling on house hunting trip(s), (c) reasonable travel expenses consisting of economy-class airfare for up to two (2) trips for you and your family from San Jose or San Francisco International Airport to Boston’s Logan Airport, (d) a rental car during your interim stays in Massachusetts prior to your permanent relocation to Massachusetts, (e) up to $5,000 per month for twelve months to cover housing allowance, including a single gross up for estimated taxes. In the event that you are unable to sell your home within one year, the Company will consider extending the housing allowance, and (f) the reasonable cost of meals for you and your family while you are searching for your new residence in Massachusetts. To be eligible for the Relocation Reimbursement, you must present the Company with reasonable documentation evidencing the nature and amount of relocation expenses incurred. The Company will provide you with the Relocation Reimbursement within thirty (30) days following its receipt of such documentation. If you choose to resign from InfraReDx or are terminated for “Cause” (as defined below in Section 6D), within twelve (12) months following your first day of employment with the Company, you will be responsible for repayment of the entire amount of the Relocation Reimbursement that InfraReDx provided you with prior to the termination of your employment.

3. Vacation. You will be eligible to accrue up to a maximum of twenty (20) days of paid vacation time per year, subject to the terms and conditions of the Company’s vacation pay policy.

4. Discretionary Bonus. You will be eligible to receive an annual cash incentive bonus of up to fifty percent (50%) of your annual Base Salary (the “Bonus”). The Bonus shall be based on attainment of certain performance goals and milestones submitted to and approved by the Company’s Board of Directors (the “Board”). The Board shall have sole and absolute discretion to determine whether the performance criteria have been met for purposes of any such Bonus award. If a Bonus is awarded to you, it shall be paid within first quarter of the calendar year immediately following the year with respect to which the Bonus is earned, in accordance with the Company’s normal payroll practices and subject to applicable withholdings and deductions as required by law. In addition, you must be satisfactorily employed by the Company on the last day of the applicable calendar year to which such Bonus relates in order to be eligible for, and to be deemed as having earned, such Bonus.

5. Stock Options. Subject to the approval of the Company’s Board of Directors, you will be granted incentive stock options (to the extent allowable under Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the “Code”)) under the Company’s Amended and Restated 1999 Stock Option and Incentive Plan (the “Plan”) entitling you to purchase 3.5% of the Company’s fully diluted shares outstanding, post the Company’s closing of its Series E financing (as adjusted for stock splits, dividends and the like after the date hereof), subject to the terms and conditions of the Company’s standard option agreement (the “Award”). The per share exercise price of the Award will be the fair market value for Common Stock as of the date that the Board of Directors approves the Award. The options subject to the Award will be unvested on the date of grant and will vest with respect to 25% of the total options subject to the Award on the one year anniversary of your employment start date, and at a rate of 2.08333% of the total options subject to the Award on the first day of each month thereafter until the Award is fully vested. Such options are intended to be incentive stock options to the extent allowable under Section 422 of the Code). Moreover, if the Company grants you any additional stock options during the course of your employment with the Company, such stock options shall also be intended to be incentive stock options to the extent allowable under Section 422 of the Code.

In addition, we understand it is your intention to propose a stock option grant and a cash bonus possibility to the Board of Directors for other employees in the Company.

6. Termination Payments.

A. Separation Pay and Benefits. You will be eligible to receive severance pay and benefits under certain circumstances, as follows:

(i) In the event that your employment is terminated by the Company without “Cause” (as defined below) or by you for “Good Reason” (as defined below) then, subject to and expressly conditioned on your execution and non-revocation of a “Separation Agreement” (as described below), you will be eligible to receive (a) continuation of your then current Base Salary for twelve (12) months from and after the date of termination (the “Separation Date”), beginning on sixtieth (60th) day following your “Separation from Service” (as defined below), payable in accordance with the Company’s normal payroll practices and subject to all applicable withholdings and deductions, and (b) to the extent you are participating in the Company’s group health and dental insurance plans on your Separation Date, and you comply with the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) with respect to benefits continuation including, without limitation, by making a valid COBRA election, the Company will pay your portion of the COBRA premiums equal to the amount that the Company contributed to such plans on your behalf during your employment with InfraReDx, for a period of twelve (12) months following the Separation Date.

(ii) In addition to and notwithstanding the foregoing, if your employment is terminated by the Company without “Cause” (as defined below) or by you for “Good Reason” (as defined below) within twelve (12) months after the consummation of an “Acquisition” of the Company (as that term is defined in the Company’s Certificate of Incorporation, in effect on the date hereof), then any outstanding but unvested stock options that have previously been granted to you by the Company shall be subject to accelerated vesting pursuant to the terms of the Company’s Stock Option Plan.

(iii) If you are eligible to receive salary and benefits continuation pursuant to Section 6A(i) above, then, during the twelve (12) month period following the Separation Date, (a) any unvested stock options that you hold as of the Separation Date shall continue to vest, and all vested options shall remain vested and exercisable by you during such twelve (12) month period, and (b) you will be eligible for acceleration of unvested stock options pursuant to the terms of Section 6A (ii) above.

B. Separation from Service. If any of the benefits and compensation set forth in Section 6A above are non-qualified deferred compensation under Section 409A of the Code, any termination of employment triggering payment of such benefits must constitute a “separation from service” within the meaning of Treas. Reg. § 1.409A-1(h) (a “Separation from Service”) before distribution of such benefits can commence. For purposes of clarification, this Section shall not cause any forfeiture of benefits on your part, but shall only act as a delay until such time as a Separation from Service occurs.

C. Conditions on Receipt of Separation Pay and Benefits. Your eligibility to receive the salary and benefits continuation, and acceleration of vesting on outstanding stock options, as described in Section 6A above, is expressly conditioned on and subject to the following: (i) you must return all Company property (unless agreed upon as an exception) in your possession on or prior to the Separation Date; (ii) you must comply with and adhere to the post-termination obligations described in the Confidentiality, Non-Competition, Non-Solicitation and Assignment of Inventions Agreement (the “Confidentiality Agreement”); and (iii) you must timely execute, without revocation, a separation agreement in a form that is acceptable to the Company, which will include, at a minimum, (a) a complete release of claims against the Company and its affiliated entities, and its and their officers, executives, directors, employees, agents, and representatives, and (b) non-disparagement and confidentiality obligations (the “Separation Agreement”). The Separation Agreement must be effective and irrevocable before the sixtieth (60th) day following the date of your Separation from Service. If the Separation Agreement is not effective and irrevocable in such time period, you shall irrevocably forfeit all compensation and/or benefits described in Section 6A above.

D. Definition of “Cause”. For purposes of this letter, and more specifically, for purposes of your eligibility to receive salary and benefits continuation, and acceleration on vesting of stock options (as described in Section 6A above), “Cause” shall be defined as follows: (i) any act of fraud, embezzlement or other material dishonesty by you with respect to the Company or its parents or subsidiaries; (ii) your willful failure or refusal to perform duties and responsibilities as Chief Executive Officer of the Company; (iii) your commission of, or plea of nolo contendre to, any act that constitutes a felony under the laws of the Commonwealth of Massachusetts (or, if applicable, the laws of the state in which such act was committed); or (iv) your breach of the Confidentiality Agreement. Whether Cause exists for purposes of this letter shall be determined by the Board acting in good faith. In addition, if the Company terminates your employment for Cause pursuant to Section 6(D)(ii) above, and the Company concludes that the events or reasons giving rise to such termination is or are curable, the Company shall provide you with (a) written notice describing the basis for the Cause determination within thirty (30) days of such Cause determination, and (b) thirty (30) days to remedy the events, reasons, and/or grounds giving rise to the Cause determination (the “Employee Cure Period”) ; provided that, if you fail to cure the events, reasons or grounds giving rise to the Company’s Cause determination within the Employee Cure Period, then your employment shall immediately be terminated for Cause.

E. Definition of “Good Reason”. For purposes of this letter, and more specifically, for purposes of your eligibility to receive salary and benefits continuation, and acceleration on vesting of stock options (as described in Section 6A above), “Good Reason” shall exist if: (a) the Company (i) materially reduces your then current job duties and responsibilities without your written consent; provided, however, that a non-material diminution of your title shall not provide the basis for a Good Reason resignation by you, or (ii) materially decreases your then current Base Salary without your written consent, and (b) you provide written notice to the Company of the circumstances and/or events giving rise to the Good Reason resignation within ninety (90) days of the initial occurrence of the Good Reason event and provide the Company with thirty (30) days to remedy such circumstances and/or events (the “Company Cure Period”), and the Company fails to remedy such action within the Company Cure Period. If your Separation from Service due to resignation for Good Reason does not occur within 180 days of the initial occurrence of a Company action described in (a) above, you shall be deemed to consent to such action and shall not be entitled to any Separation Pay and Benefits under Section 6A hereof as a result of thereof. For purposes of clarification, “Good Reason” shall not include any action taken by the Company, which is subsequently cured by the Company within thirty (30) days of written notice to the Company.

7. Certain Payment Delays. Notwithstanding any other provision of this letter to the contrary, if any amount (including imputed income) to be paid to you pursuant to this letter as a result of your termination of employment is non-qualified “deferred compensation” subject to Section 409A of the Code and any successor statute, regulation and guidance thereto (“Section 409A of the Code”), and if you are a “Specified Employee” (as defined under Section 409A of the Code) as of the date of your termination of employment hereunder, then, to the extent necessary to avoid the imposition of excise taxes or other penalties under Section 409A of the Code, the payment of benefits, if any, scheduled to be paid by the Company to you hereunder during the first 6-month period following the date of a termination of employment hereunder shall not be paid until the date which is the first business day after six (6) months have elapsed since your termination of employment for any reason other than death. Any deferred compensation payments delayed in accordance with the terms of this Section 7 shall be paid in a lump sum after six (6) months have elapsed since your termination of employment. Any other payments will be made according to the schedule provided for herein.

8. Adjustment of Excess Payments Payable to an Eligible Employee Subject to Code Section 4999. In the event that it is determined that any payment(s) or distribution(s) by the Company to you or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this letter or otherwise (the “Payments”), would be subject to the excise tax imposed by Section 4999 of the Code (the “280G Excise Tax”), the Company shall cause to be determined, before any amounts of the Payments are paid to you, which of the following two alternative forms of payment would maximize your after-tax proceeds: (i) payment in full of the entire amount of the Payments, or (ii) payment of only a part of the Payments so that you receive the largest payment possible without the imposition of the 280G Excise Tax (such partial payment, the “Reduced Payments”). If it is determined that full payment of the Payments will maximize your after-tax proceeds, then there shall be no adjustment to the Payments pursuant to this Section 8. If it is determined that payment of the Reduced Payments will maximize your after-tax benefit, then the Company shall determine which Payments to reduce based on what reduction will provide the best economic benefit to you, and shall, in lieu of the full Payments, make such Reduced Payments to you. Unless you and the Company otherwise agree in writing, any determination required under this Section 8 shall be made in writing by independent public accountants agreed to by you and the Company (the “Accountants”), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this Section 8, the Accountants may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. You and the Company shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make the required determinations. The Company shall bear all fees and expenses the Accountants may reasonably charge in connection with the services contemplated by this Section 8.

9. Expenses. For all purposes of this letter, any expense reimbursements made (or any in-kind benefits provided) to you in any one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement or in-kind benefit (or right thereto) may not be exchanged or liquidated for another benefit or payment. Any reimbursement subject to Section 409A of the Code and the rules and regulations thereunder, shall be made no later than the end of the calendar year following the calendar year in which you incur such expense.

10. Tax Consequences. You shall be solely responsible for the payment of all personal tax liability that is incurred as a result of your receipt of salary and benefits continuation (if any) as described in Section 6A above, and you will not be reimbursed by the Company for any such payment. The Company makes no guarantee of any tax consequences with respect to the payments and benefits described in this letter, or any other payments from the Company to you including, without limitation, consequences under Section 409A of the Code.

11. Interpretation and Administration. Notwithstanding any other provision of this letter to the contrary, in the event of an ambiguity in any of the terms of this letter, the terms shall be interpreted and at all times administered in a manner that avoids the inclusion of compensation in income under Section 409A(a)(1) of the Code. If any of the benefits provided for herein constitute non-qualified deferred compensation within the meaning of Section 409A of the Code, neither you nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A of the Code.

12. Confidentiality Agreement. In consideration for the Company’s obligations described herein, specifically its promise to provide you with salary and benefits continuation, and acceleration of vesting on stock options (pursuant to Section 6A above), you must execute the enclosed Confidentiality Agreement and return it to me along with the signed copy of this letter. If you do not execute the Confidentiality Agreement and return it to me as indicated in the immediately preceding sentence, the terms described in Section 6A of this letter will be null and void, and shall have no force or effect, and the Company shall be under no obligation to provide you with any salary or benefits continuation irrespective of the reasons for the termination of your employment

13. At-Will Employment. Please note that this letter does not consitute an employment contract or a contract for a specific term of employment, nor will it be deemed or interpreted to constitute an employment contract or a contract for a specific term of employment. Your employment with the Company is and will be on an “at-will” basis, meaning that either you or the Company may terminate your employment relationship at any time, for any reason, with or without prior notice.

14. Your Certifications to the Company.

(a) As a condition of your employment, you certify to the Company that you are free to enter into and fully perform the duties of your position and that you are not subject to any employment, confidentiality, non-competition or other agreement that would restrict your performance for the Company. You further certify that your signing this letter of employment does not violate any order, judgment or injunction applicable to you, or conflict with or breach any agreement to which you are a party or by which you are bound. If you are subject to any such agreement or order, please forward it to Amy Crawford, along with a copy of this letter.

(b) Additionally, as a condition of your employment, you also certify that all facts you have presented to the Company are accurate and true. This includes, but is not limited to, all oral and written statements you have made (including those pertaining to your education, training, qualifications, licensing and prior work experience) on any job application, resume or c.v., or in any interview or discussion with the Company.

15. Miscellaneous. By signing this letter, you acknowledge that the terms described in this letter, together with the Employee Confidentiality and Developments Agreement, set forth the entire understanding between us and supersedes any prior representations or agreements, whether written or oral; there are no terms, conditions, representations, warranties or covenants other than those contained herein. No term or provision of this letter may be amended waived, released, discharged or modified except in writing, signed by you and an authorized officer of the Company, except that the Company may, in its sole discretion, adjust salaries, incentive compensation, stock plans, benefits, job titles, locations, duties, responsibilities, and reporting relationships, subject to other terms and conditions stated herein. By accepting this offer of employment, you agree that any action, demand, claim or counterclaim in connection with any aspect of your employment with the Company, or any separation of employment (whether voluntary or involuntary) from the Company, shall be resolved in a court of competent jurisdiction in Massachusetts by a judge alone, and you waive and forever renounce your right to a trial before a civil jury.

It will be a great personal pleasure for me to work with you as a partner as we build a large and successful medical imaging company. I am certain that your experience and leadership talents in many areas will move the Company closer to its goals of improving the safety of stenting, preventing the death and disability caused by coronary artery disease, and generating an excellent financial outcome for employees and investors.

Sincerely,

/s/ James E. Muller
James E. Muller, M.D.
Chief Executive Officer and Chief Medical Officer

Acknowledged and Agreed:

/s/ Donald Southard	January 21, 2011
Donald Southard	Date

Enclosures:	Employee Confidentiality & Developments Agreement

34 Third Avenue • Burlington, MA 01803 • Phone: 781.221.0053 • Fax: 781.272.5290 • www.infraredx.com

January 19, 2011

Donald Southard

Re:	Confidentiality, Non-Competition, Non-Solicitation and Assignment of Inventions Agreement

Dear Don:

As a condition of your employment with InfraReDx, Inc. (the “Company”), you must sign and return this letter agreement (the “Agreement”). This Agreement confirms your promise to protect and preserve information and property which is confidential and proprietary to the Company, its subsidiaries and affiliates, as well as other terms and conditions of your employment, including your agreement to reasonable limitations on the scope of your employment once your affiliation with the Company ends.

As consideration for your agreements and obligations contained herein, you will be eligible to receive severance pay and benefits following the termination of your employment, in accordance with the terms described in the letter to you dated January 14, 2011, which you have received in conjunction with this Agreement. You acknowledge and agree that only certain, key Company employees are offered severance benefits, and that as one of these employees, the Company places a high value on your services. Similarly, given your important position with the Company, you are in a unique position to harm the Company’s legitimate business interests, if you were to accept employment with a Company competitor. Accordingly, in consideration of the severance pay and benefits offered to you, your continued employment by the Company, and other good and valuable consideration, the sufficiency of which you hereby acknowledge, you agree as follows:

1.	Prohibited Competition.

(a) Certain Acknowledgements and Agreements.

(i) We have discussed, and you recognize and acknowledge the competitive and proprietary aspects of the business of the Company.

(ii) You acknowledge that a business will be deemed “Competitive” with the Company if it performs any of the services or manufactures or sells any of the products provided or offered by the Company or if it performs any other services and/or engages in the marketing, production, manufacture, distribution or sale of any product or service similar to the services or products which were performed, produced, marketed, manufactured, distributed, sold, under development or planned by the Company during your affiliation with the Company, or which could substitute for such products or services. More specifically, and without limiting the general restriction above, “Competitive” shall mean engaging in a business activity that directly or indirectly relates to the research, development, manufacture, marketing, selling or servicing of products related to the characterization of tissue by any combination of near-IR spectroscopy, intravascular ultrasound, or optical coherence tomography.

(iii) You further acknowledge that, during the course of your affiliation with the Company, the Company will furnish, disclose or make available to you Confidential Information (as defined below) related to the Company’s business and that the Company will provide you with unique and specialized training, experiences and opportunities. You also acknowledge that such Confidential Information and such training, experiences and opportunities have been developed and will be developed by the Company through the expenditure by the Company of substantial time, effort and money and that all such Confidential Information and training, experiences and opportunities could be used by you to compete with the Company. You also acknowledge that if you become employed by or affiliated with any competitor of the Company in violation of your obligations to the Company, it is inevitable that you would disclose the Confidential Information to such competitor and would use such Confidential Information, knowingly or unknowingly, on behalf of such competitor. Further, in the course of your employment with the Company, you will be introduced to and collaborate with customers and other scientific and business partners of the Company. You acknowledge that any and all “goodwill” created through such relationships belongs exclusively to the Company, including, without limitation, any goodwill created as a result of direct or indirect contacts or relationships between you and any customers or other contacts of the Company.

(iv) For purposes of this Agreement, “Confidential Information,” means confidential and proprietary information of the Company, whether in written, oral, electronic or other form, including but not limited to, information and facts concerning business plans, marketing plans, strategies, forecasts, customers, future customers, suppliers, licensors, licensees, partners, investors, affiliates or others, training methods and materials, financial information, pricing models and methods, sales prospects, client and partner lists, inventions, tests, test results, product assessments, improvements, inventions, products, designs, methods, show-how and know-how, techniques, systems, processes, engineering data, software programs, algorithms, formulae, works of authorship, technical data and specifications, or any other scientific, technical or trade secrets of the Company or of any third party provided to you or the Company; provided that, Confidential

Information will not include information that is in the public domain other than through any fault or act by you. The phrase, “trade secrets,” as used in this Agreement, will be given its broadest possible interpretation under the law of the Commonwealth of Massachusetts and will include, without limitation, anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences or records any secret scientific, technical, merchandising, production or management information, or any design, process, procedure, formula, invention, improvement or other confidential or proprietary information or documents.

(b) Non-Competition; Non-Solicitation; Non-Disparagement. During the period in which you are employed by or otherwise affiliated with the Company and for a period of one (1) year following the last day of your affiliation with the Company for any reason or for no reason, you will not, without the prior written consent of the Company:

(i) For yourself or on behalf of any other person or entity, directly or indirectly, either as principal, partner, stockholder, officer, director, member, employee, consultant, agent, representative or in any other capacity, own, manage, operate or control, or be concerned with, connected with or employed by, or otherwise associate in any manner with, engage in, or have a financial interest in, any business which is directly or indirectly Competitive (as defined in Section 1(a)(ii) above) with the business of the Company (each, a “Restricted Activity”) in any regional area or territory in which you performed services on behalf of the Company or in which the Company conducted or conducts business (the “Restricted Territory”), except that nothing contained herein will preclude you from purchasing or owning securities of any such business if such securities are publicly traded, and provided that your holdings do not exceed one percent (1%) of the issued and outstanding securities of any class of securities of such business; or

(ii) Either individually or on behalf of or through any third party, directly or indirectly, solicit, divert or appropriate or attempt to solicit, divert or appropriate any customer, client, or other business partner of the Company (or any person or entity which was a customer, client, or business partner of the Company at any time during the six (6) month period preceding such actual or attempted solicitation, diversion or appropriation), or any prospective customer, client, or business partner with respect to which the Company has developed or made a sales presentation (or similar offering of services) during the six (6) month period preceding such actual or attempted solicitation, for the purpose of competing with the Company or reducing the Company’s relationship with any customers, clients, or other business partners of the Company; or

(iii) Either individually or on behalf of or through any third party, directly or indirectly, (A) solicit, entice or persuade or attempt to solicit, entice or persuade any employee of or consultant to the Company to end or reduce such person’s relationship with the Company, or (B) employ, hire, cause to be employed or engaged, or solicit the employment or the engagement as a consultant of any employee of or consultant to the Company while any such person is affiliated with the Company or within six (6) months after any such person ceases to be affiliated with the Company; or

(iv) Either individually or on behalf of or through any third party, directly or indirectly, interfere, with or attempt to interfere with, the relations between the Company and any vendor or supplier to the Company; and/or

(v) During your affiliation with the Company and at all times thereafter, you will not make any statement that is professionally or personally disparaging about, or adverse to, the interests of the Company, any of its officers, directors, shareholders or employees including, but not limited to, any statement that disparages any person, product, service, financing, financial condition, capability or other aspect of the Company’s business or any of its officers, directors, shareholders or employees. You further agree that during your affiliation with the Company and at all times thereafter, you will not engage in any conduct that is intended to or has the result of inflicting harm upon the professional or personal reputation of the Company or any of its officers, directors, shareholders or employees.

(c) Reasonableness of Restrictions. You further recognize and acknowledge that (i) the types of employment which are prohibited by this Section 1 are narrow and reasonable in relation to the skills which represent your principal salable assets both to the Company and to other prospective employers, and (ii) the specific but broad geographical scope of the provisions of this Section 1 is reasonable, legitimate and fair to you in light of the nature of the Company’s technology and services, the Company’s need to market and sell its services and products in an appropriate manner and in light of the limited restrictions on the type of activity prohibited compared to the activities for which you are qualified to earn a livelihood.

(d) Survival of Acknowledgements and Agreements. Your acknowledgements and agreements set forth in this Section 1 will survive the termination of your affiliation with the Company.

2. Protected Information. You will at all times, both during the period while you are affiliated with the Company and after your affiliation with the Company ends, maintain in confidence and will not, without the prior written consent of the Company, use, except in the course of performance of your duties for the Company or by court order, disclose or give to others any Confidential Information. In the event you are questioned by anyone not employed by or otherwise affiliated with the Company or by an employee of or a consultant to the Company not authorized to receive Confidential Information, in regard to any Confidential Information, or concerning any fact or circumstance relating thereto, you will promptly notify the Company. Upon the termination of your affiliation with the Company for any reason or for no reason, or if the Company otherwise requests, (a) you will return to the Company all tangible Confidential Information and copies thereof (regardless how such Confidential Information or copies are maintained), and (b) you will deliver to the Company any property of the Company which may be in your possession, including, but not limited to, notes, notebooks, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, software code, data, graphics, computers, test equipment, models, tools, cellular telephones, pagers, credit and/or calling cards, keys, access cards, documentation or other materials of any nature and in any form, whether written, printed, electronic or in digital format or otherwise, relating to any matter within the scope of the business of the Company or concerning any of its dealings or affairs and any other Company property in your possession, custody or control (whether prepared by you or others). The terms of this Section 2 are in addition to, and not in lieu of, any other contractual, statutory, common law, or legal obligation that you may have relating to the protection of the Company’s Confidential Information. The terms of this Section 2 will survive indefinitely any termination of your affiliation with the Company for any reason or for no reason.

3. Ownership of Ideas, Copyrights and Patents.

(a) Property of the Company. All inventions, ideas, discoveries, creations, manuscripts and properties, work modifications, processes, software programs, works of authorship, documentation, innovations, improvements, know-how, show-how inventions, designs, developments, apparatus, trade secrets, techniques, methods, technical specifications, technical data, concepts, expressions, and formulae (collectively the “Inventions”), which may be used in the business of the Company, whether or not such Inventions are patentable, copyrightable, or registrable under copyright, trademark or similar statutes (including but not limited to The Semiconductor Chip Act), which you may conceive, make, author, devise, discover, reduce to practice, or develop (whether alone or in conjunction with another or others) during the period while you are affiliated with the Company and which in any way relate to the Company’s business, will be the sole and exclusive property of the Company, and you agree to promptly disclose to the Company all such matters, as well as any such matters which you conceive, make, author, devise, discover, reduce to practice or develop during the six (6) month period following the end of your affiliation with the Company. You agree that you will not publish any of the Inventions without the prior written consent of the Company or its designee. Without limiting the foregoing, you also acknowledge that all original works of authorship which are made by you (solely or jointly with others) within the scope of your employment or which relate to the business of the Company or a Company affiliate and which are protectable by copyright are “works made for hire” pursuant to the United States Copyright Act (17 U.S.C. Section 101). You hereby assign to the Company or its designee all of your right, title and interest in and to all of the foregoing. You further represent that, to the best of your knowledge and belief, none of the Inventions will violate or infringe upon any right, patent, copyright, trademark or right of privacy, or constitute libel or slander against or violate any other rights of any person, firm or corporation, and that you will use your best efforts to prevent any such violation.

(b) Cooperation. At any time during or after the period during which you are affiliated with the Company, you will fully cooperate with the Company and its attorneys and agents in the preparation and filing of all papers and other documents as may be required to perfect the Company’s rights in and to any of such Inventions, including, but not limited to, joining in any proceeding to obtain letters patent, copyrights, trademarks or other legal rights with respect to any such Inventions in the United States and in any and all other countries, provided that the Company will bear the expense of such proceedings, and that any patent or other legal right so issued to you personally will be assigned by you to the Company or its designee without charge by you.

(c) Licensing and Use of Innovations. With respect to any Inventions, and work of any similar nature (from any source), whenever created, which you have not prepared or originated in the performance of your employment, but which you provide to the Company or incorporate in any Company product or system, you hereby grant to the Company a royalty-free, fully paid-up, non-exclusive, perpetual and irrevocable license throughout the world to use, modify, create derivative works from, disclose, publish, translate, reproduce, deliver, perform, dispose of, and to authorize others so to do, all such Inventions. You will not include in any Inventions you deliver to the Company or use on its behalf, without the prior written approval of the Company, any material which is or will be patented, copyrighted or trademarked by you or others unless you provide the Company with the written permission of the holder of any patent, copyright or trademark owner for the Company to use such material in a manner consistent with then-current Company policy.

(d) Inventions Assigned to the United States. In addition, you agree to assign to the United States government any and all right, title, and interest that you may have in and/or to any and all Inventions whenever such full title is required to be assigned to the United States by a contract between the Company and the United States or any of its agencies.

(e) Maintenance of Records. You agree to keep and maintain adequate and current written records of all Inventions made by you (solely or jointly with others) during the term of your employment with the Company. The records will be in the form of notes, sketches, drawings, laboratory notebooks, and/or any other format that may be required by the Company. The records will be available to and remain the sole property of the Company at all times.

(f) Prior Inventions. Listed on Exhibit A to this Agreement are any and all Inventions in which you claim or intend to claim any right, title and interest (collectively, “Prior Inventions”), including, without limitation, patent, copyright and trademark interests, which to the best of your knowledge will be or may be delivered to the Company in the course of your employment, or incorporated into any Company product or system. You acknowledge that your obligation to promptly disclose such information is ongoing during the period that you are affiliated with the Company.

4. Disclosure to Future Employers. You will provide, and the Company, in its discretion, may provide, a copy of this Agreement to any business or enterprise which you may directly or indirectly own, manage, operate, finance, join, control or in which you may participate in the ownership, management, operation, financing, or control, or with which you may be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise.

5. No Conflicting Agreements. You hereby represent and warrant that you have no commitments or obligations inconsistent with this Agreement and you will indemnify and hold the Company harmless against loss, damage, liability or expense arising from any claim based upon circumstances alleged to be inconsistent with such representation and warranty. In addition:

(a) You represent that you have no agreement or other legal obligation with any prior employer or any other person or entity that restricts your ability to perform any function for the Company.

(b) You have been advised by the Company that at no time should you divulge to or use for the benefit of the Company any trade secret or confidential or proprietary information of any previous employer. You have not divulged or used any such information for the benefit of the Company.

(c) You have not and will not misappropriate any Invention that you played any part in creating while working for any former employer.

(d) You recognize that the Company has received, and in the future will receive, confidential or proprietary information from third parties subject to a duty on the Company to maintain the confidentiality of such information and to use it only for certain limited purposes. You agree to hold all such confidential and proprietary information in the strictest confidence and not to disclose it to any person or entity or to use it except as necessary to carry out your work for the Company consistent with the Company’s agreement with such third parties.

(e) You acknowledge that the Company has based important business decisions on these representations, and affirm that all of the statements included herein are true.

6. Use of Likeness. You hereby give the Company permission to use your picture, voice, image, or likeness, during your affiliation with the Company and after your affiliation with the Company ends, with or without using your name, for whatever business purposes the Comapny deems necessary.

7. General.

(a) Agreement Enforceable Upon Material Job Change. You acknowledge and agree that if you should transfer between or among any affiliates of the Company, wherever situated, or be promoted, demoted, reassigned to functions other than your present functions, or have your job duties changed, altered or modified in any way, all terms of this Agreement shall continue to apply with full force.

(b) Notices. All notices, requests, consents and other communications hereunder will be in writing, will be addressed to the receiving party’s address set forth above or to such other address as a party may designate by notice hereunder, and will be either delivered by hand, sent by overnight courier, or sent by registered mail, return receipt requested, postage prepaid. All notices, requests, consents and other communications hereunder will be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (iii) if sent by registered mail, on the fifth business day following the day such mailing is made.

(c) Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement will affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

(d) Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by the parties hereto.

(e) Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party waiving or consenting to such terms or provisions. No such waiver or consent will be deemed to be or will constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver or consent.

(f) Assignment. The Company, in its sole and absolute discretion, may assign its rights and obligations hereunder to any person or entity. You may not assign your rights and obligations under this Agreement without the prior written consent of the Company and any such attempted assignment by you without the prior written consent of the Company will be void.

(g) Benefit. All statements, representations, warranties, covenants and agreements in this Agreement will be binding on the parties hereto and will inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement will be construed to create any rights or obligations except between the Company and you, and no person or entity other than the Company will be regarded as a third-party beneficiary of this Agreement.

(h) Governing Law. This Agreement shall be deemed to have been made in the Commonwealth of Massachusetts, shall take effect as an instrument under seal within Massachusetts, and the validity, interpretation and performance of this Agreement shall be governed by, and construed in accordance with, the internal law of Massachusetts, without giving effect to conflict of law principles, and specifically excluding any conflict or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. The parties acknowledge that the last act necessary to render this Agreement enforceable is its execution by the Company in Massachusetts, and that the Agreement shall be maintained in Massachusetts.

(i) Jurisdiction, Venue and Service of Process. Any legal action or proceeding with respect to this Agreement must be brought in the courts of the Commonwealth of Massachusetts or in the United States District Court for the District of Massachusetts and shall be subject to the jurisdiction of such courts only. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts.

(j) Waiver of Jury Trial. Any action, demand, claim or counterclaim arising under or relating to this Agreement will be resolved by a judge alone and each of the Company and you waive any right to a jury trial thereof.

(k) Severability. The parties intend this Agreement to be enforced as written. However, (i) if any portion or provision of this Agreement is to any extent declared illegal or unenforceable by a duly-authorized court having jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law, and (ii) if any provision, or part thereof, is held to be unenforceable because of the duration of such provision or the geographic area covered thereby, the court making such determination will have the power to reduce the duration and/or geographic area of such provision, and/or to delete specific words and phrases (“blue-pencilling”), and in its reduced or blue-pencilled form such provision will then be enforceable and will be enforced.

(1) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and will in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(m) Injunctive Relief. You hereby expressly acknowledge that any breach or threatened breach of any of the terms and/or conditions set forth in Section 1, 2 or 3 of this Agreement will result in substantial, continuing and irreparable injury to the Company. Therefore, you acknowledge and agree that in addition to any other remedy that may be available to the Company, the Company will be entitled to injunctive or other equitable relief by a court of appropriate jurisdiction in the event of any breach or threatened breach of the terms of Section 1, 2 or 3 of this Agreement.

(n) No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto or in any trade or industry, will operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, will preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto will not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement will entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) Employment at Will. You understand that neither this Agreement nor any other document that you have signed with the Company constitutes an implied or written employment contract or guarantee of continued employment and that your employment with the Company is on an “at-will” basis. Accordingly, you understand and agree that your employment with the Company may be terminated by either you or the Company, at any time, and for any or no reason.

(p) Survival. This entire Agreement, and your obligations hereunder, shall survive any termination or cessation of your affiliation with the Company (for any or no reason).

(q) Counterparts. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(r) Opportunity to Review. You hereby acknowledge that you have had adequate opportunity to review these terms and conditions and to reflect upon and consider the terms and conditions of this Agreement, and that you have had the opportunity to consult with counsel of your own choosing regarding such terms. You further acknowledge that you fully understand the terms of this Agreement and have voluntarily executed this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing accurately sets forth our agreement, please so indicate by signing and returning to us the enclosed copy of this letter.

Very truly yours,

InfraReDx, Inc.

By:	/s/ Amy K. Crawford
Amy K. Crawford
Director of Human Resources

Accepted and Agreed:

/s/ Donald Southard
Donald Southard

Dated: January 21, 2011

EXHIBIT A

PRIOR INVENTIONS

If none, please sign here:

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